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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            ------------------------

                               ELECTROSTAR, INC.
                           (Name of Subject Company)

                               ELECTROSTAR, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   286164108
                     (CUSIP Number of Class of Securities)

                                KENTON K. ALDER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ELECTROSTAR, INC.
                               710 NORTH 600 WEST
                               LOGAN, UTAH 84321
                                 (801) 753-4700

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                         ------------------------------

                                   COPIES TO:

                              BRUCE E. MACDONOUGH
           GREENBERG, TRAURIG, HOFFMAN, LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is ElectroStar, Inc., a Florida corporation (the "Company"), and the address of the principal executive offices of the Company is 710 North 600 West, Logan, Utah 84321. The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $.01 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated December 5, 1996 (as amended or supplemented, the "Schedule 14D-1"), filed by Tyco International Ltd., a Massachusetts corporation ("Tyco"), and its wholly owned subsidiary, T3 Acquisition Corp., a Florida corporation (the "Purchaser"), with the Securities and Exchange Commission (the "Commission"), relating to an offer by the Purchaser to purchase all the issued and outstanding Shares at a price of $14.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 5, 1996, and the related Letter of Transmittal (together the "Offer Documents"), copies of which are filed as Exhibits (a)(1) and (a)(2) to this Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Schedule 14D-9"), respectively.

    The Offer Documents indicate that the principal executive offices of the Purchaser and Tyco are located at One Tyco Park, Exeter, New Hampshire 03833. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 27, 1996 (the "Merger Agreement"), among the Company, Tyco and the Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this
Schedule 14D-9, and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding at the Effective Time (as defined below) (other than Shares held in the treasury of the Company, Shares owned by Tyco, the Purchaser or any other subsidiary of Tyco or of the Company or shares held by shareholders who properly exercise their dissenters' rights under the Florida Business Corporation Act ("Florida Law")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $14.00 per Share, net to the Seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share ("Certificate"). The Merger Agreement is summarized in
Item 3 of this Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement attached hereto as Annex A under the headings "Executive Compensation and Other Information," "Principal Stockholders," "Certain Transactions," Description of Stock Option Plan" and "Description of 1995 Employee Stock Purchase Plan." In addition, pursuant to the Company's Second Amended and Restated Stock Option Plan (the "Option Plan"), effective as of January 29, 1996, the Company granted to each of Brevator J. Creech, M.D., and James J. Pinto, directors of the Company, an option to purchase 5,000 shares of Common Stock at a per share exercise price of $8.875.

    STOCK OPTIONS. The Merger Agreement provides that each holder of an outstanding option to purchase shares of the Company's Common Stock under the Company's Option Plan shall receive at the effective time of the Merger (the "Effective Time"), for each share of the Company's Common Stock subject to such option, an amount (subject to any applicable withholding tax) in cash equal to the difference between $14.00 and the exercise price of such option.

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    FINANCIAL ADVISORY AGREEMENT.  Effective November 22, 1996, the Company and
Trivest II, Inc. ("Trivest"), a corporation owned by Earl W. Powell, Phillip T. George, M.D. and Peter C. Brockway, directors of the Company, entered into an agreement providing for the Company's retention of Trivest as its financial adviser and exclusive agent in connection with identifying and seeking out "Prospective Purchasers." The agreement, a copy of which is filed as Exhibit
(c)(2) to this Schedule 14D-9, provides that if a "Transaction" is consummated, the Company will pay Trivest a cash fee based upon the specified, graduated percentages of "Transaction Consideration." Pursuant to such agreement, upon consummation of the Offer and the Merger, the Company will pay Trivest a fee of approximately $1.4 million.

    INDEMNIFICATION ARRANGEMENTS. The Company has previously entered into indemnification agreements with each person who as of December 21, 1995 was either an executive officer or a director of the Company. The indemnification agreements generally provide (i) for indemnification against all costs and expenses (including attorneys' fees) actually and reasonably incurred in connection with the investigation, defense or appeal of any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was serving the Company or any affiliate of the Company as a director, officer, employee, agent or fiduciary, or by reason of anything done or not done by such indemnitee in any such capacity and any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless it is determined that such indemnification is not permitted under applicable law or as a result of certain culpable action by such indemnitee, and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Florida Law, the Company's Articles of Incorporation or otherwise. A copy of the form of indemnification agreement has been filed as Exhibit (c)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.
Article VI of the Company's Amended and Restated Articles of Incorporation provides for indemnification of the officers and directors of the Company to the full extent permitted by law. A copy of such Article VI has been filed as Exhibit (c)(4) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    The Merger Agreement provides that the rights to indemnification set forth in the above-described agreements and provisions of the Company's Articles will survive the Merger and continue in effect in accordance with their terms. In addition, Tyco has agreed to provide, or to cause the Surviving Corporation to provide for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides for coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Tyco and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such insurance, but in such case will purchase as much coverage as possible for such amount.

    MERGER AGREEMENT. The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (c)(1) to this Schedule 14D-9. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

    THE OFFER. Pursuant to the Merger Agreement, the Purchaser has made the Offer to purchase all outstanding Shares at $14.00 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer Documents.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with Florida Law, the Purchaser shall be merged with and into the Company. Following the Effective Time, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation and will succeed to and assume all the rights and obligations of the Purchaser in accordance with Florida Law. The Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation, except that the capital stock of the Surviving Corporation will consist of 1,000

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shares of common stock and certain provisions not appropriate for a wholly-owned subsidiary will be eliminated. The bylaws of the Purchaser prior to the Effective Time will be the bylaws of the Surviving Corporation.

    CONVERSION OF SHARES. At the Effective Time, each then outstanding Share (other than Shares owned by the Company, any subsidiary of the Company, Tyco, the Purchaser, any other subsidiary of Tyco or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Florida law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the Merger is subject to the satisfaction of the following conditions: (a) if required by applicable law, the Merger Agreement shall have been approved and adopted by the holders of a majority of the Shares; (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity") or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; and (c) the Purchaser shall have previously accepted for payment and paid for Shares pursuant to the Offer.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Tyco and the Purchaser relating to the Company and its subsidiaries, including, among other things with respect to, organization and qualification, capitalization, authority relative to the Merger Agreement, consents and approvals, filings with the Commission, financial statements, absence of certain changes or events, undisclosed liabilities, employee benefit matters, other compensation arrangements, litigation, compliance with law, tax matters, brokers, intellectual property, labor matters, title to property, environmental matters, accounts receivable, customers, interested party transactions, the absence of certain payments, insurance, product liability and inventory.

    Tyco and the Purchaser have also made customary representations and warranties to the Company relating to Tyco and the Purchaser, including, among other things, with respect to organization and qualification, authority relative to the Merger Agreement, consents and approvals and the availability of sufficient funds to consummate the Offer and the Merger.

    CONDUCT OF BUSINESS BY THE COMPANY. The Merger Agreement provides that, until such time as Tyco's designees constitute a majority of the Company's Board of Directors, except as otherwise expressly contemplated by the Merger Agreement or to the extent that Tyco shall otherwise consent in writing, (a) the Company and its subsidiaries will carry on their respective businesses in the ordinary course and use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them; (b) the Company will not, and will not permit any of its subsidiaries to, (i) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, except for dividends by a direct or indirect wholly-owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of the Company or its subsidiaries or any other securities thereof; (c) the Company will not, and will not permit any of it subsidiaries to, issue, deliver, sell, pledge or encumber, or authorize the issuance, delivery, sale, pledge or encumbrance of, any shares of its capital stock of any class or any securities convertible into, or rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities, or any other ownership interest in the Company, other than (i) the issuance of Shares upon the exercise of Stock Options outstanding on the date of the Merger Agreement in accordance with their terms, (ii) the issuance of Shares upon the conversion of shares of Class B Common Stock of the Company outstanding as of November 27, 1996 and in accordance with their terms, or (iii) issuance by a wholly-owned subsidiary of the Company of its capital stock to its parent; (d) the Company will not, and will not permit any of its

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subsidiaries to, amend or propose to amend its certificate or articles of incorporation or its bylaws (or similar organizational documents); (e) the Company will not, and will not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or any substantial assets of (except purchases of inventory and equipment in the ordinary course of business consistent with past practice not otherwise prohibited by the Merger Agreement) or by any other manner, any business, corporation, partnership, joint venture, association or other business organization or division thereof; (f) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its assets, other than dispositions in the ordinary course of business consistent with past practice; (g) the Company will not, and will not permit any of its subsidiaries to, (i) incur indebtedness for borrowed money or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of others, enter into any "keep-well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business consistent with past practice under the Company's credit facility existing and in effect on the date of the Merger Agreement, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than (A) with respect to both of the foregoing clauses (i) and (ii), to the Company or any direct or indirect wholly-owned subsidiary of the Company or (B) any advances to employees in accordance with past practice; (h) the Company will confer with Tyco on a regular basis as reasonably requested by Tyco, report on operational matters and promptly advise Tyco of any material adverse change with respect to the Company and will promptly provide to Tyco (or its counsel) copies of all filings made by the Company with any Governmental Entity in connection with the Merger Agreement and the transactions contemplated thereby; (i) the Company will not make any material change, other than in the ordinary course of business, consistent with past practice or as required by the Commission or law, with respect to any accounting methods, principles or practices used by the Company (except insofar as may be required by a change in generally accepted accounting principles); (j) the Company will not, and will not permit any of its subsidiaries to, (i) pay, discharge, settle or satisfy any claims, liabilities or obligations, other than the discharge of certain liabilities of the Company in the ordinary course of business consistent with past practice or in accordance with their terms or (ii) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; (k) the Company and its subsidiaries will not, except as may be required by law and except as otherwise specifically permitted, (A) enter into, adopt, amend or terminate any Company Benefit Plan (as defined) or other employee benefit plan or any agreement, arrangement, plan or policy for the benefit of any director, executive officer or current or former key employee,
(B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, executive officer or key employee, except as required by any Company Benefit Plan or agreement with such employees existing on the date the Merger Agreement, (C) enter into, adopt, amend or terminate any Company Benefit Plan or other benefit plan or agreement, arrangement, plan or policy for the benefit of any employees who are not directors, executive officers or current or former key employees of the Company, other than increases in the compensation of employees made in the ordinary course of business consistent with past practice, or (D) pay any benefit not required by any plan or arrangement as currently in effect (including the granting of, acceleration of exercisability of or vesting of stock options, stock appreciation rights or restricted stock); (l) neither the Company nor any of its subsidiaries will modify, amend or terminate any material contract or agreement to which the Company or such subsidiary is a party or waive, release or assign any material rights or claims; (m) the Company will not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation of the Company or any of its subsidiaries; (n) the Company will not make any tax election or settle or compromise any material income tax liability (except as otherwise permitted pursuant to the Merger Agreement); (o) the Company will not, and will not permit any of its subsidiaries to, take or agree to commit to take any action that is reasonably likely to result in any of the Company's representations and warranties under the Merger Agreement being untrue in any material respect at, or as of any time prior to, the Effective Time; and (p) neither the Company nor any of its subsidiaries will authorize, commit or agree to take any of, the foregoing actions.

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    TERMINATION OF THE MERGER AGREEMENT.  The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the terms of the Merger Agreement by the shareholders of the
Company:

        (1) by mutual written consent of Tyco and the Company;

        (2) by either Tyco or the Company if (a)(i) as a result of the failure of any of the conditions to the Offer, the Offer shall have terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer or (ii) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to the 60th day after commencement of the Offer; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement pursuant to either clause (2)(a)(i) or
    (2)(a)(ii) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation, warranty or covenant under the Merger Agreement by such party; or (b) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement pursuant to this clause 2(b) shall not be available to any party that has failed to perform its obligations described under "Reasonable Efforts" below or to use reasonable efforts (subject to other terms and conditions of the Merger Agreement) to prevent the entry of any such injunction or other order and to have vacated as promptly as possible any injunction or other order that may be entered;

        (3) by Tyco or the Purchaser if (i) the representation and warranties of the Company with respect to the capitalization of the Company shall not have been true and correct in all material respects when made or any other representation or warranty of the Company shall not have been true and correct in all material respects when made, except in any case where such failure to be true and correct would not, in the aggregate, (x) have a material adverse effect (as defined) on the Company, or (y) prevent or materially delay the consummation of the Offer and/or the Merger; (ii) the representation and warranties of the Company with respect to the capitalization of the Company (other than representations and warranties made as of a specific date) shall have ceased at any later date to be true and correct in all material respects as if made at such later date or any other representation or warranty of the Company (other than representations and warranties made as of a specific date) shall have ceased at any later date to be true and correct in all material respects as if made at such later date, except in any case where such failure to be true and correct would not, in the aggregate, (x) have a material adverse effect, or (y) prevent or materially delay the consummation of the Offer and/or the Merger; or (iii) the Company shall have failed to comply in any material respect with any of its material obligations or covenants contained in the Merger Agreement; PROVIDED, HOWEVER, that the right of Tyco or the Purchaser to terminate this Agreement pursuant to this paragraph (3) shall not be available if the Purchaser or any affiliate of the Purchaser shall acquire any Shares pursuant to the Offer;

        (4) by Tyco or the Purchaser if either Tyco or the Purchaser is entitled, pursuant to the Merger Agreement, to terminate the Offer as a result of (i) the Board of Directors of the Company having withdrawn or modified in a manner adverse to Tyco or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal (as defined below), (ii) the Company having entered into any agreement with respect to any Superior Proposal (as defined below) as described under "Acquisition Proposals" below or (iii) the Board of Directors of the Company shall have resolved to take any of the actions set forth in clauses 4(i) and 4(ii) above; or

        (5) by the Company in connection with entering into a definitive agreement with respect to a Superior Proposal as described below under "Acquisition Proposals," provided it has complied with certain provisions of the Merger Agreement with respect thereto, including notice to Tyco and the payment of the Termination Fee (as defined below under "Expenses and Termination Fee"), and

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    provided that the Company shall not have breached in any material respect the other provisions described below under "Acquisition Proposals"; or

        (6) by the Company if (x) any representation or warranty of Tyco or the Purchaser shall not have been true and correct in all material respects when made or shall have ceased at any later date to be true and correct in all material respects as if made at such later date; or (y) Tyco or the Purchaser shall have failed to comply in any material respect with any of its material obligations or covenants contained in the Merger Agreement.

    In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party thereto except as described under "Expenses and Termination Fee" below or as otherwise expressly provided for in the Merger Agreement; PROVIDED, HOWEVER, that nothing in the Merger Agreement will relieve any party from liability for any breach thereof.

    ACQUISITION PROPOSALS. Pursuant to the Merger Agreement, the Company has agreed that the Company and its officers, directors, employees, representatives and agents will cease any discussions or negotiations with any parties with respect to any Acquisition Proposal (as defined below). The Merger Agreement further provides that the Company will not, nor will it permit any of its subsidiaries to, authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries, directly or indirectly, (1) to solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (2) to participate in any discussions or negotiations regarding any Acquisition Proposal; PROVIDED, HOWEVER, that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to an unsolicited Acquisition Proposal, and subject to compliance with the notification provisions discussed below, (i) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in reasonably customary form and (ii) participate in negotiations regarding such Acquisition Proposal. The Merger Agreement defines "Acquisition Proposal" as any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries (other than transactions between the parties to, and contemplated by, the Merger Agreement), or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which could reasonably be expected to dilute materially the benefits to Tyco of the transactions contemplated thereby.

    The Merger Agreement provides further that, except as described below, neither the Board of Directors of the Company nor any committee thereof shall
(i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Tyco, the approval or recommendation by the Board of Directors or such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) cause the Company to enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Board of Directors may (subject to the other provisions regarding Acquisition Proposals) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, cause the Company to enter into an agreement with respect to a Superior Proposal or

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terminate the Merger Agreement, in each case at any time after the fifth business day following Tyco's receipt of written notice advising Tyco that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. In addition, if the Company proposes to enter into an agreement with respect to any Acquisition Proposal, it must concurrently with entering into such agreement pay, or cause to be paid, to Tyco the Termination Fee. See "Expenses and Termination Fee". For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 20% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Offer and the Merger.

    In addition to the obligations of the Company described in the preceding two paragraphs, the Merger Agreement provides that the Company shall immediately advise Tyco orally and in writing of any request for information or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person making any such request or Acquisition Proposal.

    The Merger Agreement provides that nothing contained therein shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure to so disclose would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law; PROVIDED, HOWEVER, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by the Merger Agreement and as described above, withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

    EXPENSES AND TERMINATION FEE. Except as described below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses. The Merger Agreement provides that the Company will pay, or cause to be paid, to Tyco a termination fee of $3,000,000 (the "Termination Fee") if (i) Tyco or the Purchaser terminates the Merger Agreement by reason of the failure of the Company to comply with its material obligations or covenants, as described in clause (3)(iii) under "Termination of the Merger Agreement" above, or the Company or its Board of Directors has withdrawn or modified its approval of the Offer or the Merger, recommended an Acquisition Proposal, entered into an agreement with respect to a Superior Proposal or resolved to do any of the foregoing, as described in clause (4) under "Termination of the Merger Agreement" above, (ii) either Tyco or the Company terminates the Merger Agreement as described under clause 2(a) under "Termination of the Merger Agreement" above, the Minimum Condition has failed to be satisfied and such failure is the result of a breach by any of the parties to the Shareholder Agreement (as defined below) of its obligation thereunder to tender its Shares in the Offer or (iii) the Company terminates the Merger Agreement in connection with entering into a definitive agreement with respect to any Superior Proposal, as described under clause (5) of "Termination of the Merger Agreement" above.

    BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, a majority of the outstanding Shares by the Purchaser pursuant to the Offer, Tyco shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Tyco, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to the product of (x) the total number of directors on the Board of Directors and (y) the percentage that the number of Shares purchased by the Purchaser bears to the number of Shares outstanding; PROVIDED, HOWEVER, that in the event that Tyco's designees are elected to the Board of Directors, until the Effective Time such Board of Directors shall have at least two directors who were directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and PROVIDED FURTHER that, in such event, if the number of Independent Directors shall be reduced below two, the remaining Independent Director shall fill such vacancy or, if no Independent Director then remains, the other directors shall designate two persons who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Tyco or any of its subsidiaries, to fill such vacancies, and such persons shall be deemed Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company has agreed to take all action requested by Tyco necessary to effect any such election, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which Information Statement is attached as Annex A to the Schedule 14D-9, and increasing the size of the Board of Directors and/or obtaining the resignation of such number of the current directors of the Company.

    Following the election or appointment of the Tyco designated directors, the affirmative vote of a majority of the Independent Directors then in office will be required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or (iii) extend the time for performance of Tyco's and the Purchaser's respective obligations under the Merger Agreement.

    STOCK OPTIONS. Pursuant to the Merger Agreement, Tyco and the Company have agreed, effective as of the Effective Time, (i) to cause each outstanding option to purchase Shares (a "Company Stock Option") issued pursuant to the Company's Second Amended and Restated Stock Option Plan, whether or not exercisable or vested, to become fully exercisable and vested, (ii) cause each Company Stock Option that is outstanding to be canceled and (iii) in consideration for such cancellation, and except to the extent that Tyco or the Purchaser and the holder of any such Company Stock Option agree, cause the Company (or, at Tyco's option, the Purchaser) to pay (net of applicable withholding taxes) such holders of Company Stock Options an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer price over the exercise price of each such Company Stock Option and (y) the number of Shares subject to the Company Stock Option immediately prior to its cancellation.

    EMPLOYMENT AND BENEFIT ARRANGEMENTS. Tyco has agreed pursuant to the Merger Agreement that, from and after the Effective Time, it shall cause the Surviving Corporation to honor all employment, severance, termination and retirement agreements to which the Company is a party, as such agreements are in effect on the date of the Merger Agreement. Tyco has also agreed that, for a one-year period following the Effective Time, it shall cause the Surviving Corporation to provide those employees who are employees of the Surviving Corporation at the Effective Time with benefits that are, in the aggregate, no less favorable to such employees as are the benefits of the Company available to such employees immediately prior to the Effective Time. These provisions are not intended, however, to create rights of third party beneficiaries.

    INDEMNIFICATION AND INSURANCE. In the Merger Agreement, Tyco and the Purchaser have agreed that all rights to indemnification for acts or omissions occurring prior to the effectiveness of the Merger that are in existence as of the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective certificates or articles of incorporation or by-laws or contractual arrangements shall survive the Merger and shall continue in full force and effect in accordance with their terms. In addition, pursuant to the Merger Agreement, Tyco has agreed to provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; PROVIDED, HOWEVER, that Tyco and the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such insurance, but in such case will purchase as much coverage as possible for such amount.

    REASONABLE EFFORTS. The Merger Agreement provides that each of the parties will use its reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Offer and the Merger and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Offer and the Merger and will, and will cause its subsidiaries to, use its reasonable efforts to take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by any of them or any of their subsidiaries in connection with the Offer and the Merger or the taking of any action contemplated thereby or by the Merger Agreement, except that no party need waive any substantial rights or agree to any substantial limitation on its operations or to dispose of or hold separate any assets or otherwise take any action that would require a waiver of, or that is inconsistent with the satisfaction of, certain related conditions of the Offer set forth in the Merger Agreement.

    AMENDMENT. The Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors; PROVIDED, HOWEVER, that after any approval of the Merger Agreement by the shareholders of the Company, no amendment will be made to the Merger Agreement which by law requires further approval by such shareholders without such further approval.

    CONDITIONS TO THE OFFER. For a description of the conditions to the Offer, see Section 15 of the Offer to Purchase contained in the Offer Documents.

    THE SHAREHOLDER AGREEMENT. Simultaneously with the execution of the Merger Agreement, Trivest Fund I, Ltd., Trivest Equity Partners I, Ltd., LAC Partners, Heller Financial, Inc. Kenton K. Alder, John Mayer and F.G. Lindsay Burton, (collectively, the "Shareholders") entered into a Shareholder Agreement with Tyco and the Purchaser (the "Shareholder Agreement"). The following is a summary of the material terms of the Shareholder Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit
(c)(5) to this Schedule 14D-9.

    Upon the terms and subject to the conditions of the Shareholder Agreement, the Shareholders have severally agreed to validly tender and not to withdraw pursuant to and in accordance with the terms of the Offer the approximately 61% of the outstanding Shares owned beneficially by them.

    Subject to the right of certain Shareholders to make charitable gifts of up to 74,000 Shares, each of the Shareholders has agreed not to: (i) transfer (which term includes, without limitation, any sale, gift, pledge or other disposition), consent to any transfer, or enter into any contract, option or other arrangement with respect to the transfer of, Shares subject to the Shareholder Agreement owned by such Shareholder; (ii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares; (iii) deposit any such Shares into a voting trust or enter into a voting agreement or arrangement with respect to any such Shares; or (iv) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Shareholder Agreement or the transactions contemplated thereby. Each of the Shareholders has also agreed not to solicit, initiate or encourage the submission of any Acquisition Proposal and not to take certain other actions with respect to any Acquisition Proposal.

    Under the Shareholder Agreement each Shareholder has granted an irrevocable proxy with respect to the Shares subject to the Shareholder Agreement to Tyco to vote such Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company, and (ii) any amendment of the Company's Articles of Incorporation or bylaws or other proposal or transaction (including any consent solicitation to remove or elect any directors of the Company) involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

    Except as described herein or as otherwise disclosed in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings with respect to the Offer or the Merger Agreement, or any potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company, its directors, executive officers or affiliates, or (ii) the Purchaser, Tyco or their directors, executive officers or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a) The Company's Board of Directors has determined unanimously that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company and recommends that all shareholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion (the "Fairness Opinion") received by the Company from Alex. Brown & Sons, Incorporated ("Alex. Brown") that the consideration to be received by the Company's shareholders in the Offer and the Merger is fair to the shareholders from a financial point of view. No limitations were imposed by the Board of Directors or management of the Company on Alex. Brown with respect to the investigations made, or the procedures followed by it, in rendering the Fairness Opinion. For purposes of its opinion, Alex. Brown relied, without independent verification, on the accuracy, completeness and fairness of all financial and other information reviewed by it. The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by Alex. Brown in rendering its opinion. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM ALEX. BROWN IS FILED AS EXHIBIT
(a)(4) TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX B. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

    The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares which would constitute a majority of the total number of outstanding Shares on a fully diluted basis (the "Minimum Condition"). Pursuant to the Shareholder Agreement described above, beneficial owners of approximately 61% (57% on a fully diluted basis) of the total outstanding Shares have agreed to tender all of their Shares pursuant to this Offer. Under Florida Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other shareholder.

    The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, January 3, 1997, unless the Purchaser, subject to certain limitations, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and the Purchaser on November 29, 1996 announcing the Merger and the Offer is filed as Exhibit (a)(3) to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

    (b) Since its initial public offering in late December 1995 (the "IPO"), the Company has regularly reviewed acquisition prospects that would augment or complement the Company's operations or offer significant growth opportunities. In addition, the Company's Board of Directors and senior management have reviewed the Company's strategic position in the printed circuit board industry, near and longer term prospects for that industry and the Company's potential position in it and strategic alternatives available to the Company, with a view to maximizing shareholder value. As part of its review, the Company had periodic discussions with representatives of the managing underwriters for the Company's IPO--Robertson, Stephens & Company LLC, the Purchaser's financial advisor ("Robertson Stephens") and Alex. Brown.

    Among other discussions, representatives of Trivest asked Alex. Brown and Robertson Stephens to informally inquire as to whether any potential purchasers would be interested in a possible acquisition of the Company. Each of Robertson Stephens and Alex. Brown identified a list of the most likely potential acquirers of the Company. Since July 1996, representatives of Trivest, Robertson Stephens or Alex. Brown contacted approximately 15 participants in the electronics industry to assess their interest in pursuing a potential transaction with the Company.

    On or about October 9, 1996, Tyco requested Robertson Stephens to contact the Company on behalf of Tyco to present Tyco's potential interest in acquiring the Company. Following such contact, on October 28 and 29, 1996, J. Brad McGee, Vice President of Tyco, and other representatives of Tyco, met with Kenton K. Alder, President and Chief Executive Officer of the Company, John Mayer, Chief Operating Officer of the Company, and Michael E. Moran, Senior Vice President of Trivest. The Tyco representatives visited the Company's manufacturing facilities in Inglewood, California and Logan, Utah and obtained information about the Company and provided the Company with certain information concerning Tyco.

    On November 1, 1996, Tyco and the Company executed a confidentiality agreement. Also on November 1, 1996, Trivest invited Tyco to submit an indication of interest in acquiring the stock of the Company.

    On November 12, 1996, Tyco, through Robertson Stephens, verbally expressed an interest in acquiring the stock of the Company for $14.00 per share. Tyco indicated that financing the transaction would be through existing financing sources of Tyco and that due diligence could start immediately. Between November 12 and November 18, 1996, representatives of Tyco and the Company conducted several discussions concerning the possibility of an acquisition transaction, including price, structure, timing, due diligence and Tyco's valuation analysis.

    On November 18, 1996, the Company and Tyco executed an exclusivity and standstill agreement which, among other things, provided Tyco exclusive access to non-public information concerning the Company until November 22, 1996 so that Tyco could perform a definitive evaluation of an acquisition of the Company by Tyco, as well as Tyco's agreement to certain standstill provisions. The exclusivity agreement was extended on November 22, 1996 until November 27, 1996. During the week of November 18, 1996, representatives of Tyco conducted a due diligence review of the Company's business and held discussions concerning the review with representatives of the Company. Between November 25 and November 27, 1996, the legal advisors of Tyco and the Company negotiated the terms of the Merger Agreement and the Shareholder Agreement, drafts of which had been previously furnished by the Company to Tyco.

    On November 27, 1996, the Board of Directors of Tyco considered the proposal to acquire the Company. Following the presentation of Tyco's management, Tyco's Board voted to approve an offer to acquire the Company for $14.00 per Share substantially on the terms set forth in the Merger Agreement.

    On November 27, 1996, following the action of Tyco's Board, the Board of Directors of the Company met to consider the Tyco offer. The Company's Board reviewed the terms of the Merger Agreement and received the opinion of Alex. Brown that the offer price of $14.00 per share was fair to the Shareholders from a financial point of view. Thereafter, the Board of Directors of the Company unanimously approved the Merger Agreement, the Offer and the Merger. On November 27, 1996, Tyco and the Company executed the Merger Agreement. Public disclosure of the Merger Agreement was made on the morning of November 29, 1996, prior to the opening of trading of Shares on the National Market of the Nasdaq Stock Market.

    In arriving at its decision to approve the Offer and Merger and recommend that the Company's shareholders accept the Offer and tender their Shares, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

        (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

        (ii) the fact that the $14.00 per Share price to be received by the Company's shareholders in both the Offer and the Merger represents a substantial premium over the historical trading prices for the Shares since the Company's December 21, 1995 initial public offering of Common Stock at $9.00 per share, including a premium over the closing market price of $11.75 per Share on November 26, 1996, the last full trading day prior to the approval and execution of the Merger Agreement;

       (iii) the oral opinion of Alex. Brown, confirmed in writing, that the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view. A copy of Alex. Brown's written opinion is attached to this Schedule 14D-9 as Annex B and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Alex. Brown;

        (iv) the presentation of Alex. Brown to the Board of Directors at its meeting on November 27, 1996, as to various financial and other matters deemed relevant to the Board of Director's consideration, including, among other things, (a) an analysis of the Company's historical and projected operating performance, (b) a review of public information with respect to certain other companies in the printed circuit board business, (c) a review of the historical stock prices and trading volumes of the Shares, (d) a hypothetical public market valuation of the Company, (e) an analysis of the Offer Price as a multiple of various measures of the Company's operating performance, and (f) the terms of recent comparable business combinations in the printed circuit board industry in comparison with the terms of the proposed transaction;

        (v) the results of the process undertaken by Trivest to identify and solicit indications of interest with respect to a possible purchase of the Company, including the fact that no other potential strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company's shareholders as those of the Offer and Merger;

        (vi) the fact that the beneficial owners of approximately 61% of the Shares were prepared to endorse the Merger Agreement;

       (vii) the fact that the Offer and the Merger were not conditioned on the availability of financing which, combined with the experience, reputation and financial condition of Tyco, increased the likelihood that the proposed Offer and Merger will be consummated;

      (viii) the fact that, to the extent required by the fiduciary obligations of the Board of Directors of the Company to the shareholders under Florida Law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's shareholders than the Offer and the Merger taken together, upon the payment of a $3.0 million termination fee (see "Termination" under the description of the Merger Agreement above);

        (ix) the effect of the Offer and the Merger on the Company's relationships with its employees and customers;

        (x) the advice of the Company's legal advisors with respect to the terms of the Merger Agreement, the Offer and the Merger; and

        (xi) the Board of Directors' knowledge of the Company's business, operations, prospects and competitive position and current trends in the printed circuit board industry, including the advantages in a competitive environment of strategically aligning with a large, well-capitalized company.

    The Board of Directors recognized that consummation of the Offer and the Merger will deprive current shareholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of operations and future prospects of the Company are adequately reflected in the $14.00 price per Share.

    In light of all the factors set forth above, the Board of Directors approved the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to it and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company retained Trivest to act as its financial advisor and exclusive agent in connection with identifying and seeking out "Prospective Purchasers" who would be interested in entering into a "Transaction" with the Company. Pursuant to a letter agreement, dated November 22, 1996, between the Company and Trivest, the Company has agreed to pay Trivest a fee of approximately $1.4 million if the Offer and Merger are consummated. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse Trivest periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Trivest against certain expenses and liabilities incurred in connection with its engagement, including liabilities under Federal securities laws.

    The Company retained Alex. Brown to provide the Fairness Opinion in connection with the proposed Offer and Merger. Pursuant to a letter agreement, dated November 25, 1996, between the Company and Alex. Brown, the Company has agreed to pay Alex. Brown a fee of $200,000 upon delivery of the Fairness Opinion. The Company has also agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel, whether or not the Offer or Merger is consummated. The Company has also agreed to indemnify Alex. Brown and its directors, offices, agents, employees and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past sixty (60) days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, all of the Shareholders (see
Item 3, "Identity and Background--The Shareholder Agreement," above) and all of the Company's other executive officers and directors who own Shares of Common Stock currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to, or would result in, one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    The information contained in Exhibits (a)(1), (a)(2), (a)(4), (c)(1),
(c)(2), (c)(3), (c)(4) and (c)(5) referred to in Item 9 below is incorporated herein by reference.

    The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Tyco, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                                   DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase, dated December 5, 1996*
(a)(2)     Letter of Transmittal*
(a)(3)     Press release issued by the Company and Tyco on November 29, 1996
(a)(4)     Fairness Opinion of Alex. Brown dated November 27, 1996*
(a)(5)     Letter to Shareholders, dated December 5, 1996, from Kenton K. Alder, Chief Executive Officer and
             President of the Company*
(c)(1)     Agreement and Plan of Merger, dated as of November 27, 1996, among Tyco, the
             Purchaser and the Company
(c)(2)     Trivest Financial Advisory Agreement
(c)(3)     Form of Indemnification Agreement
(c)(4)     Article VI of the Company's Amended and Restated Articles of Incorporation
(c)(5)     Shareholder Agreement, dated November 27, 1996, among Tyco, the Purchaser and the Shareholders identified therein.

------------------------

*   Included in copies mailed to Shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 1996

                                ELECTROSTAR, INC.

                                BY:  /S/ KENTON K. ALDER
                                     -----------------------------------------
                                     Kenton K. Alder
                                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                                                         ANNEX A

                               ELECTROSTAR, INC.
                               710 North 600 West
                               Logan, Utah 84321

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

    This information Statement is being mailed on or about December 5, 1996 as a part of ElectroStar, Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") at the close of business on or about November 29, 1996. You are receiving this Information Statement in connection with the possible election of persons designated by Tyco International Ltd. ("Tyco") to a majority of the seats on the Board of Directors of the Company.

    On November 27, 1996, the Company, T3 Acquisition Corp., a wholly-owned subsidiary of Tyco (the "Purchaser"), and Tyco entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Tyco has caused the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $14.00 per Share net to the seller in cash, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). In addition, on November 27, 1996, the Purchaser, the Company and certain shareholders of the Company (collectively the "Shareholders") entered into a Shareholder Agreement pursuant to which the Shareholders have agreed to tender to the Purchaser in the Offer, approximately 61% (57% on a fully diluted basis) of the Company's outstanding Shares. As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Tyco.

    The Merger Agreement requires the Company to use all reasonable efforts to cause the Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers."

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 5, 1996. The Offer is scheduled to expire at 12:00 midnight, New York City time, on January 3, 1997 unless the Offer is extended.

    The following information contained in this Information Statement concerning Tyco and the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

    Pursuant to the Merger Agreement, promptly upon the purchase of a majority of the outstanding Shares pursuant to the Offer, Tyco shall be entitled to designate such number of directors (the "Tyco Designees"), rounded up to the next whole number, on the Board of Directors of the Company as will give Tyco representation on the Board of Directors equal to the product of (a) the total number of directors on the Board and (b) the percentage that the number of Shares purchased by the Purchaser bears to the number of Shares outstanding; provided, however, that in the event that Tyco's designees are elected to the Board of Directors, until the Effective Time such Board of Directors shall have at least two directors who were directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and provided further that, in such event, if the number of the Independent Directors shall be reduced below two, the remaining Independent Director shall fill such vacancy or, if no Independent Director then remains, the other directors shall designate two directors who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Tyco or any of its subsidiaries, to fill such vacancies, and such persons shall be deemed Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company has agreed to take all action requested by Tyco necessary to effect such election, including the mailing of this Information Statement and increasing the size of the Board of Directors and/or obtaining the resignation of such number of its current directors as is necessary to enable Tyco's designees to be elected or appointed to, and to constitute a majority of the Company's Board of Directors as provided above.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of December 1, 1996, there were 6,916,360 Shares outstanding. The Board of Directors currently consists of three classes, with regular three year staggered terms and initial terms of one, two and three years for each of the Class I, Class II and Class III directors, respectively. The Board of Directors has fixed the number of directors at nine that presently constitute the Board. At each annual meeting of shareholders, three directors are elected. The officers serve at the discretion of the Board.

    Tyco has informed the Company that it will choose the Tyco Designees from the executive officers of Tyco and the Purchaser listed in Annex I to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders together with this Schedule 14D-9. Tyco has informed the Company that each of the executive officers of Tyco and the Purchaser listed on Annex I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Annex I is incorporated herein by reference. None of such executive officers (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of the Purchaser's knowledge, none of such executive officers has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

    It is expected that the Tyco Designees may assume office at any time following the purchase by the Purchaser of a majority of outstanding Shares pursuant to the Offer, and that, upon assuming office, the Tyco Designees will thereafter constitute a majority of the Board of Directors.

    Biographical information concerning each of the Company's current directors and executive officers as of November 30, 1996 is presented on the following pages.

                                                              YEAR FIRST
                                                              ELECTED OR
NAME                                                 AGE       APPOINTED              POSITION WITH THE COMPANY
-----------------------------------------------      ---      -----------  -----------------------------------------------
Kenton K. Alder................................          46         1987   President, Chief Executive Officer
                                                                           and Director
John Mayer.....................................          45         1989   Executive Vice President, Chief
                                                                           Operating Officer and Director
F. G. Lindsay Burton, Jr.......................          44         1986   Vice President, Chief Financial
                                                                           Officer and Director
Earl W. Powell.................................          57         1994   Chairman of the Board
Phillip T. George, M.D.........................          56         1994   Director
Peter C. Brockway..............................          39         1994   Director
Michael E. Moran...............................          32         1994   Director
Brevator J. Creech, M.D........................          55         1996   Director
James J. Pinto.................................          45         1996   Director

    MR. ALDER has served as the President, Chief Executive Officer and a director of the Company since December 1994 and as the President of Lundahl Astro Circuits, Inc., a subsidiary of the Company ("Lundahl") since 1987. Mr. Alder joined Lundahl in 1979 and served in various capacities before being appointed President.

    MR. MAYER has served as the Chief Operating Officer and a director of the Company since December 1994, Executive Vice President since October 1995 and as President of Electro-Etch Circuits, Inc., a subsidiary of the Company ("ElectroEtch") since 1989. Mr. Mayer joined ElectroEtch in 1985 and served in various capacities before being appointed President.

    MR. BURTON has served as the Chief Financial Officer and as a director of the Company since December 1994 and as Vice President since October 1995. Mr. Burton joined Lundahl as its Chief Financial Officer in 1986.

    MR. POWELL has served as Chairman of the Board of the Company since December 1994. Mr. Powell also serves as President and Chief Executive Officer of Trivest, Inc. ("Trivest"), a private investment firm formed by Messrs. Powell and George in 1981 that specializes in management services and acquisitions, dispositions and leveraged buyouts. Since May 1984, Mr. Powell has served as Chairman of Atlantis Plastics, Inc., whose subsidiaries are engaged in the plastics industry ("Atlantis"). Mr. Powell served as Chief Executive Officer of Atlantis from May 1984 to February 1995 and as President of Atlantis from November 1993 to February 1995. Mr. Powell has served as Chairman of the Board of Biscayne Apparel, Inc., whose subsidiaries are engaged in the apparel industry ("Biscayne"), since 1985. He served as President and Chief Financial Officer of Biscayne at various times since October 1985. Mr. Powell also serves as Chairman of the Board of Directors of WinsLoew Furniture, Inc., which is engaged in the manufacture of contract seating and casual and ready-to-assemble furniture ("WinsLoew"). From 1971 until 1985, Mr. Powell was a partner with KPMG/Peat Marwick, certified public accountants ("Peat Marwick"), where his positions included serving as managing partner of Peat Marwick's Miami office.

    DR. GEORGE has served as a director of the Company since December 1994. Dr. George serves as the Chairman of the Board of Trivest, which he formed with Mr. Powell in 1981 and also serves as Vice Chairman of Atlantis' Board of Directors, Vice Chairman of Biscayne's Board of Directors and a director of WinsLoew. Dr. George's executive position with Trivest has been his principal occupation since retiring from the private practice of plastic and reconstructive surgery in February 1986.

    MR. BROCKWAY has served as a director of the Company since December 1994. Mr. Brockway has served as an executive officer of Trivest since September 1986 and is presently a Managing Director and Executive Vice President of Trivest. Mr. Brockway has also served as Vice President of Atlantis since September 1986 and a director of WinsLoew since December 1994.

    MR. MORAN, appointed a director of the Company in December 1994, has served as Vice President of Trivest since June 1994. From 1986 until such time, Mr. Moran was employed by the Corporate Finance Consulting Group of Arthur Andersen LLP, where he most recently served as Manager.

    DR. CREECH has served as a director of the Company since January 1996. Dr. Creech has been in the private practice of plastic and reconstructive surgery for over 25 years. He has served on the Advisory Board of North State National Bank of Chico California and is past Chief of Staff of Chico Community Hospital and past president of the Butte-Glenn Medical Society.

    MR. PINTO has served as a director of the Company since January 1996. Mr. Pinto has been Chairman of National Capital Management Corp., a specialty finance company, since 1989. Since 1990, Mr. Pinto has also been the President of Private Finance Group Corporation, an investment firm. Mr. Pinto also serves as a director of Biscayne Apparel, Inc., an apparel company listed on the American Stock Exchange, and Andersen Group, Inc., an electronics products company.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors held one meeting during 1995, which was attended by all directors. The Board also took actions by written consent.

    The Board of Directors has established two standing committees: (1) the Audit Committee and (2) the Compensation Committee.

    Messrs. Brevator J. Creech, M.D., James J. Pinto and Michael E. Moran are members of the Audit Committee, which was established in January 1996 and thus did not hold any meetings during 1995. Mr. Pinto is the Chairman of that committee. The duties and responsibilities of the Audit Committee include (a) recommending to the full Board the appointment of the Company's auditors and any termination of engagement, (b) reviewing the plan and scope of audits, (c) reviewing the Company's significant accounting policies and internal controls, and (d) having general responsibility for all related auditing matters.

    Messrs. Brevator J. Creech, M.D. and James J. Pinto are members of the Compensation Committee, which was established in January 1996 and thus did not hold any meetings during 1995. Dr. Creech is Chairman of that committee. The Compensation Committee is responsible for setting and administering policies that govern annual compensation of the Company's executive officers. The Compensation Committee has the exclusive power and authority to make compensation decisions and make recommendations to the Board of Directors on compensation matters affecting the Company's executive officers. The Compensation Committee administers the Company's Second Amended and Restated Stock Option Plan (the "Stock Option Plan") and 1995 Employee Stock Purchase Plan.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table sets forth certain summary information concerning compensation paid or accrued by the Company and its subsidiaries to or on behalf of the Company's Chief Executive Officer and each of the most highly compensated executive officers of the Company whose total annual salary and bonus, determined as of the end of the last fiscal year, exceeded $100,000 (the "Named Executive Officers"), for the fiscal years ended December 31, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                                                       ---------------
                                          ANNUAL COMPENSATION                              NO. OF
                                 -------------------------------------                   SECURITIES
                                   FISCAL                               OTHER ANNUAL     UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR        SALARY       BONUS      COMPENSATION       OPTIONS      COMPENSATION
-------------------------------  -----------  ----------  ------------  -------------  ---------------  -------------
Kenton K. Alder................        1995   $  130,000  $    161,804(1)           --(2)           --   $     2,311(3)
  President and Chief Executive        1994      100,000       119,401(4)           --(2)       49,316         3,353(3)
  Officer
John Mayer.....................        1995      270,000     1,866,667(5)           --(2)           --     2,855,145(6)
  Executive Vice President and         1994      260,000     1,464,000(7)  $   184,000(8)       68,998            --
  Chief Operating Officer
F. G. Lindsay Burton, Jr. .....        1995       80,000        49,355(1)           --(2)           --         1,637(3)
  Vice President and                   1994       70,000        35,245(4)           --(2)       14,797         2,139(3)
  Chief Financial Officer

------------------------

(1) Reflects estimated bonus payable in 1996 relating to 1995 services.

(2) The aggregate amount of perquisites and other personal benefits provided to such Named Officer is less than 10% of the total annual salary and bonus of such officer.

(3) Reflects matching contributions to the Company's 401(k) plan.

(4) Reflects bonus paid in 1995 relating to 1994 services.

(5) Reflects accrued bonus for 1995, which was paid to Mr. Mayer from the proceeds of the Company's initial public offering in December 1995 (the "IPO").

(6) In 1995, Mr. Mayer agreed to terminate all future incentive compensation obligations under his employment agreement in consideration of a payment of $2,855,145, which was paid to Mr. Mayer from the proceeds of the Company's IPO.

(7) Includes (i) $764,000 "stay" bonus accrued in 1994 at the time of the Company's acquisition of ElectroEtch and paid in 1995, and (ii) a $700,000 bonus paid by the Company's predecessor in connection with such acquisition.

(8) Reflects the dollar value difference between the price paid by Mr. Mayer for his Common Stock and the fair market value of such Common Stock at the date of purchase.

OPTION GRANTS TABLE

    No option grants were made during the fiscal year ended December 31, 1995 to any of the Named Executive Officers.

STOCK OPTION EXERCISES AND YEAR-END OPTION VALUE TABLE

    No Named Executive Officer exercised stock options during the year ended December 31, 1995. The following table sets forth certain information concerning the number of stock options held by the Named Executive Officers as of December 31, 1995, and the value (based on the fair market value of a share of stock at year-end) of in-the-money options outstanding as of such date.

                                                              NUMBER OF UNEXERCISED        VALUE OF UNEXERCISED
                                                             OPTIONS AT DECEMBER 31,     IN-THE-MONEY OPTIONS AT
                                                                       1995                DECEMBER 31, 1995(1)
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
Kenton K. Alder...........................................      12,329        36,987     $  81,926    $   245,779
John Mayer................................................      13,800        55,198        91,701        366,791
F. G. Lindsay Burton, Jr..................................       3,699        11,098        24,580         73,746

------------------------

(1) The closing sales price for the company's common stock as reported on the NASDAQ National Market System on December 29, 1995 was $8.625. Value is calculated by multiplying (a) the difference between $8.625 and the option exercise price by (b) the number of shares of common stock underlying the option.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AGREEMENTS

    The Company entered into five-year employment agreements with each of Messrs. Alder and Burton in November 1993 and Mr. Mayer in December 1994. The employment agreements for Messrs. Alder, Burton and Mayer were amended and restated in December 1994. The employment agreements for Mr. Alder and Mr. Burton provide for annual salaries of $200,000 and $110,000, respectively, plus incentive compensation based on net income targets, with guaranteed 1996 incentive compensation bonuses of $95,000 and $30,000 for Mr. Alder and Mr. Burton, respectively. Mr. Mayer's employment agreement provides for an annual salary of $260,000, subject to a 5% increase on January 1, 1996 and each January 1 thereafter during the term of the agreement.

    Each employment agreement also provides for severance payments (the "Severance Payments") in the event such executive's employment is terminated "without cause" in the following amounts: (i) with respect to Messrs. Alder and Burton, one year's annualized base salary and incentive compensation, and (ii) with respect to Mr. Mayer, base salary for a period of 30 months (or the number of months remaining in the initial term, if less). The employment agreements for Messrs. Alder, Mayer and Burton further provide that such executive will not compete with the Company (i) while employed by the Company, (ii) for a period of one year following termination of employment (unless such termination is as a result of a change of control), and (iii) while such Executive is receiving Severance Payments.

    Each of the Named Executive Officers holds options to purchase Common Stock granted under the Company's Stock Option Plan. To the extent not already exercisable, such options generally become exercisable upon liquidation or dissolution of the Company, a sale or other disposition of all or substantially all of the Company's assets, or a merger or consolidation pursuant to which the ownership of more than 49% of the voting power of the Company's voting stock is transferred. In addition, Mr. Mayer's employment agreement provides that in the event his employment is terminated without cause, as a result of his death or disability, or upon a change of control, all options to purchase Common Stock held by Mr. Mayer shall become immediately exercisable.

DIRECTOR COMPENSATION

    The Company pays each non-employee director an annual director's fee of $20,000 ($40,000 for the Chairman), payable quarterly. The Company also reimburses all directors for out-of-pocket expenses incurred in connection with the rendering of services as a director. Each director who is not an employee of the Company nor affiliated with any beneficial owner of more than 10% of the Company's Common

Stock will receive on (i) the date of his or her appointment as a director an option to purchase 5,000 shares of common stock, and (ii) March 31 of each year, commencing March 31, 1997 (if such person continues to serve as a director on such date), an option to purchase 5,000 shares of common stock. Such options become exercisable for 20% of the shares on the first anniversary date of grant and the balance in equal annual installments over the four-year period thereafter.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    Under rules established by the Commission, the Company is required to provide a report explaining the rationale and considerations that led to fundamental compensation decisions affecting the Company's executive officers (including the Named Executive Officers) during the past fiscal year. The Company had no compensation committee or other board committee performing equivalent functions for the year ended December 31, 1995. Accordingly, this report is provided by the entire Board of Directors (other than Dr. Creech and Mr. Pinto, both of whom did not serve as a director during 1995).

    The Board's general philosophy with respect to the compensation of the Company's executive officers is to offer competitive compensation programs designed to attract and retain key executives critical to the long-term success of the Company and to recognize an individual's contribution and personal performance. Such compensation programs include a base salary and an annual performance-based bonus as well as stock option plans designed to provide long-term incentives.

    In establishing the Company's executive compensation program, the Board takes into account current market data and compensation trends for comparable companies, compares corporate performance to that of a selected peer group and gauges achievement of corporate and individual objectives. The base salaries of the Named Executive Officers have been fixed at levels which the Board believes are competitive with amounts paid to senior executives with comparable qualifications, experience and responsibilities. All employment agreements with the Named Executive Officers were approved by the Board prior to such officer joining the Board or the Company, and all amendments to such officers' employment agreements were approved by the Board, exclusive of such officers.

    In January 1996, the Board of Directors established a Compensation Committee comprised of Dr. Creech and Mr. Pinto, which will be responsible for setting and administering policies that govern for 1996 and subsequent fiscal years annual compensation of the Company's executive officers, as well as the Company's stock option and stock purchase plans.

    Mr. Mayer agreed to terminate all future incentive compensation obligations under his employment agreement in consideration of a payment of $2,855,145 from the proceeds of the IPO in December 1995.

                                          Earl W. Powell
                                          Phillip J. George, M.D.
                                          Peter C. Brockway
                                          Michael E. Moran
                                          Kenton K. Alder
                                          John Mayer
                                          F.G. Lindsay Burton, Jr.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth, as of November 20, 1996, certain information with respect to Shares beneficially owned by (i) each person who is known by the Company to be the beneficial owner of more than five percent of the Company's outstanding shares of Common Stock, (ii) each of the Company's directors and Named Officers, (iii) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

                                                                                                   COMMON STOCK
                                                                                               BENEFICIALLY OWNED(2)
                                                                                              -----------------------
NAME OF BENEFICIAL OWNER(1)                                                                     SHARES      PERCENT
--------------------------------------------------------------------------------------------  ----------  -----------
Trivest Group, Inc. (3)(4)..................................................................   2,867,518        41.8%
LAC Partners (4)(5).........................................................................     367,557         5.4
Earl W. Powell (4)(6).......................................................................   3,235,075        47.2
Phillip T. George, M.D. (4)(6)..............................................................   3,235,075        47.2
Heller Financial, Inc. (7)..................................................................     620,737         8.3
Kenton K. Alder (8).........................................................................     465,309         6.7
John Mayer (9)..............................................................................     247,049         3.4
F.G. Lindsay Burton, Jr. (10)...............................................................     156,482         2.3
Brevator J. Creech, M.D. (11)...............................................................     367,557         5.4
James J. Pinto (11).........................................................................     367,557         5.4
All directors and executive officers as a group (9 persons) (12)............................   4,103,915        58.8

------------------------

(1) Unless otherwise indicated, the address of each of the beneficial owners identified is 710 North 600 West, Logan, Utah 84321.

(2) Except with respect to the calculation of ownership percentages for Heller Financial, Inc. ("Heller"), the holder of all of the outstanding shares of Class B non-voting common stock, the percentages set forth in this table assume that none of the shares of Class B non-voting common stock have been converted into shares of Common Stock. Pursuant to the rules of the Securities and Exchange Commission (the "Commission"), certain shares of the Company's Common Stock which a person has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Trivest Group, Inc. serves as the sole general partner of Trivest 1988 Fund Managers, Ltd., which in turn is the sole general partner of each of (a) Trivest Fund I, Ltd. ("Trivest Fund I"), a privately held investment partnership that holds of record 2,185,115 shares of Common Stock, and (b) Trivest Equity Partners I, Ltd. ("Equity Partners"), a privately held investment partnership that holds of record 682,403 shares of Common Stock. Messrs. Powell and George are executive officers and directors of Trivest Group, Inc. and own a controlling interest of its outstanding capital stock.

(4) The beneficial owners' address is 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133.

(5) LAC Partners is a Florida general partnership of which Messrs. Powell, George Creech and Pinto are each general partners.

(6) Reflects shares held of record by Trivest Fund I, Equity Partners and LAC Partners. See footnotes (3) and (5).

(7) Reflects 620,737 shares of Common Stock issuable upon conversion of 620,737 shares of Class B non-voting common stock presently held by Heller. Heller is an indirect wholly owned subsidiary of the Fuji Bank Ltd. Heller's address is 500 W. Monroe Street, Chicago, Illinois 60661.

(8) Reflects (i) 440,651 shares held of record, and (ii) 24,658 shares subject to presently exercisable options.

(9) Reflects (i) 219,450 shares held of record, and (ii) 27,599 shares subject to presently exercisable options. Mr. Mayer's address is 8636 Aviation Boulevard, Inglewood, California 90301.

(10) Reflects (i) 149,084 shares held of record, and (ii) 7,398 shares subject to presently exercisable options.

(11) Reflects shares held of record by LAC Partners. See footnote (5).

(12) Includes shares owned of record by Trivest Fund I, Equity Partners and LAC Partners, and shares beneficially owned by directors and executive officers as described in footnotes 8, 9, 10 and 11.

PERFORMANCE GRAPH

    Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock against the cumulative total return (assuming reinvestment of dividends) of Nasdaq Market Index and the SIC Index that includes all organizations in the Company's Standard Industrial Classification (SIC) Code 3672-Printed Circuit Design Index for the period of December 21, 1995 (the commencement date of the Company's initial public offering) and December 31, 1995.

                     COMPARISON OF CUMULATIVE TOTAL RETURN*
           AMONG ELECTROSTAR, INC., THE NASDAQ STOCK MARKET-US INDEX
                            AND SIC CODE 3672 INDEX

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             ELECTROSTAR,      SIC CODE 3672-PRINTED CIRCUIT DESIGN
                 INC.                          INDEX                     NASDAQ STOCK MARKET-US
12/21/95                100                                        100                       100
12/31/96                 96                                        105                       101

------------------------

* $100 invested on 12/21/95 in stock or index including reinvestment of dividends. Fiscal year ending December 31.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's directors and executive officers, and persons who own more than 10 percent of the Company's Common Stock, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock. Officers, directors and greater than 10 percent shareholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and representations that no other reports were required, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with during the fiscal year ended December 31, 1995 and the fiscal year ending December 31, 1996, except that the one required Report on Form 4 with respect to two purchase transactions of Common Stock by Dr. Creech in May 1996 was not filed until June 19, 1996.

                              CERTAIN TRANSACTIONS

    MANAGEMENT AGREEMENT. In connection with the acquisition of Lundahl in November 1993, the Company and Trivest entered into a management agreement (the "Management Agreement") pursuant to which Trivest agreed to provide corporate finance, strategic and capital planning and other management advice to the Company, including rendering advice with respect to acquisitions, dispositions, financings and refinancings. The Management Agreement also provided that (i) the base management fee would be increased in connection with each additional business acquired by the Company, and (ii) for each acquisition or disposition introduced or negotiated by Trivest, Trivest would receive a one-time transaction fee. In connection with the acquisition of ElectroEtch in December 1994, the Management Agreement was amended to increase the annual management fee to $279,000, which amount was paid to Trivest in 1995. Effective December 31, 1995, the Management Agreement was terminated. In consideration of the termination of the Management Agreement, the Company paid Trivest an additional one-time fee of $250,000 in 1995.

    PAYMENT OF SENIOR SUBORDINATED NOTES. In November 1993, an investor group formed by affiliates of Trivest acquired Lundahl for $15.0 million, including $3.0 million principal of 12.5% Senior Subordinated Notes ("Notes") due May 2000. The Notes were issued to Institutional Fund ($1,476,328 aggregate principal amount), Investors Fund ($461,052 aggregate principal amount), LAC Partners ($248,332 aggregate principal amount), Heller ($428,572 aggregate principal amount), Kenton K. Alder ($300,000 aggregate principal amount) and F.G. Lindsay Burton, Jr. ($85,716 aggregate principal amount). The Notes were retired with the proceeds from the Company's IPO in December 1995. During 1995, the Company made interest payments totaling $232,214, $75,520, $39,061, $54,000, $47,188, and $13,482 to Institutional Fund, Investors Fund, LAC Partners, Heller, Mr. Alder and Mr. Burton, respectively, with respect to the Notes.

    PAYMENTS TO SENIOR LENDER. Heller has been the Company's senior lender since November 1993. During 1995, the Company accrued $1,300,000 of aggregate interest with respect to its credit agreement with Heller. In addition, the Company retired approximately $5.3 million of principal amount of indebtedness owed to Heller with the proceeds from the IPO in December 1995.

    REPAYMENT OF LOAN. In 1994, the Company loaned Mr. Burton a principal amount of $64,286 to fund an additional capital contribution to the Company evidenced by a promissory note bearing interest at a rate of 8% per annum. In December 1995, Mr. Burton repaid the principal amount of the note plus accrued interest of $5,242.

                        DESCRIPTION OF STOCK OPTION PLAN

GENERAL

    In December 1995, the Company's Board of Directors and shareholders adopted the Company's Stock Option Plan, pursuant to which 850,000 shares of Common Stock are reserved for issuance upon the exercise of stock options granted under the Stock Option Plan. The purpose of the Stock Option Plan is to provide an additional incentive to attract and retain qualified competent persons who provide management services and upon whose efforts and judgment the success of the Company is largely dependent, through the encouragement of stock ownership in the Company by such persons. In furtherance of this purpose, the Stock Option Plan authorizes, among other things, the discretionary granting of incentive or nonqualified stock options to purchase Common Stock to persons selected by the administrators of the Stock Option Plan from the class of all regular employees of the Company, including directors and officers who are regular employees, and certain non-employee directors of the Company. In addition, each non-employee director that is not affiliated with any beneficial owner of more than 10% of the Company's common stock is eligible to receive certain automatic grants of options as further described below, but not discretionary grants. The Stock Option Plan also provides for loans to participants to finance the exercise of options and the payment of taxes in connection therewith, and the use of already owned Common Stock as payment of the exercise price for options granted under the Stock Option Plan.

    The Stock Option Plan limits the total aggregate number of options that any one person can receive under the Stock Option Plan to no more than 30% of the total number of options available for grant under the Stock Option Plan. The purpose of this limit is to help ensure that the Company's tax deductions for compensation expense under the Stock Option Plan are not limited by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) can limit the deductibility of compensation expenses over $1 million with respect to certain executives in certain circumstances.

    The Stock Option Plan provides that it shall be administered by a committee consisting of not less than two directors designated by the Board of Directors (the "Committee") or, if a Committee is not designated, by the Board of Directors. The Stock Option Plan also requires that the Committee consist of directors who are "disinterested persons," as required for compliance with Rule 16b-3. A disinterested person is a director who is not, during the one year prior to his or her service as an administrator of the Stock Option Plan, or during such service, granted or awarded equity securities pursuant to the Stock Option Plan or any other plan of the Company, with certain exceptions. The Board has designated its Compensation Committee to administer the Stock Option Plan.

    The Committee in its sole discretion determines the persons to be awarded options, the number of shares subject thereto and the exercise price and other terms thereof. In addition, the Committee has full power and authority to construe and interpret the Stock Option Plan, and the acts of the Committee are final, conclusive and binding upon all interested parties, including the Company, its shareholders, its officers and employees, recipients of grants under the Stock Option Plan, and all persons or entities claiming by or through such persons.

    An aggregate of 850,000 shares of Common Stock (subject to adjustment as described below) are reserved for issuance upon exercise of options granted under the Stock Option Plan. The shares acquired upon exercise of options granted under the Stock Option Plan will be authorized and issued shares of Common Stock. The Company's shareholders will not have any preemptive rights to purchase or subscribe for any Common Stock by reason of the reservation and issuance of Common Stock under the Stock Option Plan. If any option granted under the Stock Option Plan should expire or terminate for any reason other than having been exercised in full, the unpurchased shares subject to that option will again be available for purposes of the Stock Option Plan.

    The table below indicates, as of December 1, 1996, certain information about options that have been granted under the Stock Option Plan to the persons and groups indicated. The options were granted at exercise prices ranging from $1.14 to $9 per share.

                                                                                  NUMBER OF
OPTIONEES                                                                      OPTIONS GRANTED
-----------------------------------------------------------------------------  ---------------
Kenton K. Alder..............................................................        49,316
John Mayer...................................................................        68,998
F.G. Lindsay Burton..........................................................        14,797
All current executive officers as a group (3 persons)........................       133,111
All current directors who are not executive officers as a group (6
  persons)...................................................................        10,000
All employees as a group, other than executive officers......................       354,018

    The Company's management believes that options granted under the Stock Option Plan will be awarded primarily to those persons who possess a capacity to contribute significantly to the successful performance of the Company. Because persons to whom discretionary grants of options are to be made are to be determined from time to time by the Committee in its discretion, it is impossible at this time to indicate the precise number, name or positions of persons who will hereafter receive such options or the number of shares for which options will be granted. See "Executive Compensation and Other Information--Compensation of Directors" for a description of the automatic formula grants of options to certain non-employee directors provided under the Stock Option Plan.

CERTAIN TERMS AND CONDITIONS

    All grants of options under the Stock Option Plan must be evidenced by a written agreement between the Company and the grantee. Such agreement shall contain such terms and conditions as the Committee shall prescribe, consistent with the Stock Option Plan, including, without limitation, the exercise price, term and any restrictions on the exercisability of the options granted.

    The price per share for discretionary grants may be any price determined by the Committee; provided, however, that in no event shall the option price of any incentive stock option be less than the fair market value per share of Common Stock on the date of grant. The option price per share for formula grants must be equal to the fair market value per share of Common Stock on the date of grant. For purposes of the Stock Option Plan, and for so long as the Company's Common Stock is listed on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System, the term "fair market value" means the closing price of the Common Stock as reported on the NASDAQ National Market System on the business day immediately preceding the date of grant, unless the Committee shall determine otherwise in a fair and uniform manner. The exercise price of an option may be paid in cash, by certified or official bank check, by money order, by delivery of already owned shares of Common Stock having a fair market value equal to the exercise price, or by a combination of the foregoing. The Stock Option Plan also authorizes the Company to make loans to optionees to enable them to exercise their options. If the exercise price is paid with the optionee's promissory note, the note must (i) provide for recourse to the optionee, (ii) bear interest at a rate no less than the prime rate of interest of the Company's principal lender, (iii) be collateralized as the pledge of the shares that the optionee purchases upon exercise of such options and (iv) contain such other terms as the Board in its sole discretion shall reasonably require.

    Already owned shares of Common Stock may be used to pay the exercise price of an option in a single transaction or by "pyramiding" already owned shares in successive, simultaneous option exercises. In general, pyramiding permits an option holder to start with as little as one share of Common Stock and exercise an entire option to the extent then exercisable (no matter what the number of shares subject thereto). By utilizing already owned shares of Common Stock, no cash (except for fractional share adjustments) is needed to exercise an option. Consequently, the optionee would receive Common Stock equal in value to the spread between the fair market value of the shares subject to the option and the exercise price of the option.

    Generally, options granted under the Stock Option Plan are not assignable or transferable, other than by will or by the laws of descent and distribution. During the lifetime of an optionee, an option is exercisable only by the optionee. The expiration date of an option will be determined by the Committee at the time of the grant, but in no event will an option be exercisable after the expiration of 10 years from the date of grant. An option may be exercised at any time or from time to time or only after a period of time or in installments, as the Committee determines. The Committee may in its sole discretion accelerate the date on which any option may be exercised. Each outstanding option will automatically become exercisable in the event of certain transactions, including certain changes in control of the Company, certain mergers and reorganizations, and certain dispositions of substantially all the Company's assets.

    The unexercised portion of any option granted under the Stock Option Plan shall automatically be terminated (a) on the date on which the optionee's employment is terminated (or three months after the date of termination in the case of incentive stock options) for any reason other than (i) cause (as defined in the Stock Option Plan), (ii) mental or physical disability, or (iii) death;
(b) immediately upon the termination of the optionee's employment for cause; (c) one year after the date on which the optionee's employment is terminated by reason of the optionee's death, or three months after the date of the optionee's death if death occurs during the one year period following the termination of the optionee's employment by reason of mental or physical disability.

    To prevent dilution of the rights of a holder of an option, the Stock Option Plan provides for appropriate adjustment of the number of shares for which options may be granted, the number of shares subject to outstanding options and the exercise price of outstanding options, in the event of any increase or decrease in the number of issued and outstanding shares of the Company's capital stock resulting from a stock dividend, recapitalization or other capital adjustment of the Company. The Committee has discretion to make appropriate antidilution adjustments to outstanding options in the event of a merger, consolidation or other reorganization of the Company or a sale or other disposition of substantially all the Company's assets.

    The Stock Option Plan will expire on December 21, 2005, and any option outstanding on such date will remain outstanding until it expires or is exercised. The Committee may amend the Stock Option Plan or any option at any time, provided that such amendment may not substantially impair the rights of an optionee under an outstanding option without the optionee's consent. In addition, no such amendment may, without approval of the Company's shareholders
(a) materially increase the benefits accruing to participants under the Stock Option Plan, (b) materially increase the number of shares of Common Stock reserved for issuance under the Stock Option Plan, or (c) materially modify the requirements for eligibility to receive options under the Stock Option Plan.

FEDERAL INCOME TAX CONSEQUENCES

    The Stock Option Plan is not qualified under the provisions of section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

    NONQUALIFIED STOCK OPTIONS. On exercise of a nonqualified stock option granted under the Stock Option Plan, an optionee (other than an officer or director of the Company) will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the option of the shares of Common Stock acquired on exercise over the exercise price. That income will be subject to the withholding of Federal income tax. The optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and his holding period for those shares will begin on that date.

    An officer or director of the Company or any other person to whom the short-swing profit recovery provisions of section 16(b) of the Exchange Act apply in connection with an option under the Stock Option Plan (a "Reporting Person") generally will not recognize ordinary income until the earlier of the expiration of the six month period after the exercise of an option and the first day on which a sale at a profit of shares acquired on exercise of the option would not subject the Reporting Person to suit under section 16(b) of the Exchange Act. The amount of ordinary income will equal the excess, if any, of the fair market value of the shares on the date the income is recognized over the exercise price of the option. A Reporting Person, however, is entitled under section 83(b) of the Code to elect to recognize ordinary income on the date of exercise of the option, in which case the amount of income will be equal to the excess, if any, of the fair market value of the shares on that date over the exercise price of the option. A section 83(b) election must be made within 30 days after exercising an option.

    If an optionee pays for shares of Common Stock on exercise of an option by delivering shares of the Company's Common Stock, the optionee will not recognize gain or loss on the shares delivered, even if their fair market value at the time of exercise differs from the optionee's tax basis in them. The optionee, however, otherwise will be taxed on the exercise of the option in the manner described above as if he had paid the exercise price in cash. If a separate identifiable stock certificate is issued for that number of shares equal to the number of shares delivered on exercise of the option, the optionee's tax basis in the shares represented by that certificate will be equal to his tax basis in the shares delivered, and his holding period for those shares will include his holding period for the shares delivered. The optionee's tax basis and holding period for the additional shares received on exercise of the option will be the same as if the optionee had exercised the option solely in exchange for cash.

    The Company will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income taxable to the optionee, provided that amount constitutes an ordinary and necessary business expense for the Company and is reasonable in amount, and either the employee includes that amount in income or the Company timely satisfies its reporting requirements with respect to that amount.

    INCENTIVE STOCK OPTIONS. The Stock Option Plan provides for the grant of stock options that qualify as "incentive stock options" as defined in section 422 of the Code. Under the Code, an optionee generally is not subject to tax upon the grant or exercise of an incentive stock option. In addition, if the optionee holds a share received on exercise of an incentive stock option for at least two years from the date the option was granted and at least one year from the date the option was exercised (the "Required Holding Period"), the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

    If, however, an optionee disposes of a share acquired on exercise of an incentive stock option before the end of the Required Holding Period (a "Disqualifying Disposition"), the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the incentive stock option was exercised over the exercise price. If, however, the Disqualifying Disposition is a sale or exchange on which a loss, if realized, would be recognized for Federal income tax purposes, and if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income the optionee recognizes will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

    An optionee who exercises an incentive stock option by delivering shares of Common Stock acquired previously pursuant to the exercise of an incentive stock option before the expiration of the Required Holding Period for those shares is treated as making a Disqualifying Disposition of those shares. This rule prevents "pyramiding" the exercise of an incentive stock option (that is, exercising an incentive stock option for one share and using that share, and others so acquired, to exercise successive incentive stock options) without the imposition of current income tax.

    For purposes of the alternative minimum tax, the amount by which the fair market value of a share of Common Stock acquired on exercise of an incentive stock option exceeds the exercise price of that option generally will be an item of adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no item of adjustment with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee's alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an incentive stock option is increased by the amount of the item of adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

    The Company is not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the Required Holding Period. However, if there is a Disqualifying Disposition of a share, the Company is allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for the Company and is reasonable in amount, and either the employee includes that amount in income or the Company timely satisfies its reporting requirements with respect to that amount.

    IMPORTANCE OF CONSULTING TAX ADVISER. The information set forth above is a summary only and does not purport to be complete. In addition, the information is based upon current Federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any optionee may depend on his particular situation, each optionee should consult his or her tax adviser as to the Federal, state, local and other tax consequences of the grant or exercise of an option or the disposition of Common Stock acquired on exercise of an option.

                DESCRIPTION OF 1995 EMPLOYEE STOCK PURCHASE PLAN

GENERAL

    In December 1995, the Board of Directors adopted and the shareholders approved, the 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan").

DESCRIPTION OF THE STOCK PURCHASE PLAN

    PURPOSE. The purpose of the Stock Purchase Plan is to encourage stock ownership by the employees of the Company and its subsidiaries, thereby enhancing employee interest in the continued success and progress of the Company.

    ELIGIBILITY; TERM. The Stock Purchase Plan permits employees to purchase stock of the Company at a favorable price and possibly with favorable tax consequences to the participants. All participants (including officers) of the Company or of its subsidiaries regularly scheduled to work at least 20 hours per week and more than five months per year are eligible to participate in any of the purchase periods of the Stock Purchase Plan. However, any participant who would own (as determined under the Internal Revenue Code), immediately after the grant of an option, stock possessing 5% or more of the total combined voting power or value of all classes of the stock of the Company will not be granted an option under the Stock Purchase Plan. As of December 31, 1995, the Company had approximately 500 eligible participants.

    ADMINISTRATION. The Stock Purchase Plan is administered by the Compensation Committee appointed by the Board consisting of persons who are "disinterested" persons under Rule 16b-3 under the Exchange Act. The Stock Purchase Plan gives broad powers to the Committee to administer and interpret the Stock Purchase Plan.

    OPTIONS. The Stock Purchase Plan has one purchase period, which commenced on December 21, 1995 (the commencement date of the Company's IPO) and terminates on December 31, 1997 (the "Offering Period"). Within 30 days of the commencement date of the Offering Period, each participant must have elected to have compensation withheld during the Offering Period, up to a maximum of 15% of his or her compensation during the Offering Period. In addition, the market value of the Common Stock that any participant may purchase in one calendar year cannot exceed $25,000 (based on the market price at the beginning of the Offering Period). The percentage or amount designated may be increased or decreased during the Offering Period, within the limits contained in the Stock Purchase Plan; provided, however, the participant may not change the rate or amount more than twice in any one calendar year. As of the first day of the Offering Period, a participant is granted an option to purchase shares of the Company's Common Stock on any exercise date during the Offering Period determined by dividing (i) thirty (30%) percent of the participant's compensation for calendar year 1995 by
(ii) ninety percent (90%) of the fair market value of a share of the Company's Common Stock on the initial date of the Offering Period; subject to the limitations set forth in the Stock Purchase Plan. The exercise dates are each of June 30, 1996; December 31, 1996; June 30, 1997; and December 31, 1997. The
purchase price to be paid by the participants will be the lower of the amount determined under Paragraphs A and B below:

        A. 90% of the fair market value of a share of the common stock of the Company on the initial date of the Offering Period; or

        B. 90% of the fair market value of a share of the common stock of the Company on the exercise date.

    Any funds not used to purchase shares will remain credited to the participant's bookkeeping account and applied to the purchase of shares of Common Stock at the next exercise date. No interest is paid by the Company on funds withheld, and such funds are used by the Company for general operating purposes. No shares of Common Stock have been issued to date under the Stock Purchase Plan.

    AMENDMENT. The Compensation Committee may, from time to time, revise or amend the Stock Purchase Plan as the Compensation Committee may deem proper and in the best interest of the Company or as may be necessary to comply with
Section 423 of the Code; provided, that no such revision or amendment may, without prior approval of the Company's shareholders, (i) increase the total number of shares for which options may be granted under the Stock Purchase Plan except as provided in the case of stock splits, consolidations, stock dividends or similar events, (ii) materially modify requirements as to eligibility for participation in the Stock Purchase Plan, or (iii) materially increase the benefits accruing to participants under the Stock Purchase Plan.

    Under the Stock Purchase Plan, 50,000 shares of the Company's Common Stock are reserved for issuance during the duration of the Stock Purchase Plan.

    The Board of Directors shall equitably adjust the number of shares remaining reserved for issuance, the number of shares of stock subject to outstanding options and the price per share of stock subject to an option in the event of certain increases or decreases in the number of outstanding shares of Common Stock of the Company effected as a result of stock splits or consolidations, stock dividends or other transactions in which the Company receives no consideration.

    FEDERAL INCOME TAX CONSEQUENCES OF THE STOCK PURCHASE PLAN. Options granted under the Stock Purchase Plan are intended to qualify for favorable tax treatment to the employees under Sections 421 and 423 of the Code. Employee contributions are made on an after-tax basis. A capital gain or capital loss on Common Stock purchased under the Stock Purchase Plan would not be realized until the participant would sell the shares of Common Stock. If a participant disposes of shares two years or more after the date of the beginning of the Offering Period when the shares were acquired, and more than one year after the shares are purchased, the participant would recognize as ordinary income the lesser of:
(i) the excess of the fair market value of the shares on the date of sale over the price paid or (ii) 10% of the fair market value of the shares at the beginning of the Offering Period(s). Additionally, the participant would recognize a long-term capital gain or loss (within the meaning of the Code) equal to the difference between the amount realized from the sale of the shares and the basis (the basis would be the purchase price plus any amount taxed as ordinary compensation income). If a participant disposes of shares within two years of the date of the beginning of the Offering Period when the shares were acquired, or within one year after the shares are purchased, the participant would recognize ordinary compensation income equal to the excess of the fair market value of the shares on the purchase date(s) over the price paid for the shares. Additionally, the participant would recognize a capital gain or loss (within the meaning of the Code) equal to the difference between the amount realized from the sale of the shares and the basis (the basis would be the purchase price plus the amount taxed as ordinary compensation income). If the participant held the shares for more than one year, the capital gain or loss would be a long-term gain or loss. The Company generally will not receive an income tax deduction upon either the grant or exercise of the option.

    The information set forth above is a summary only and does not purport to be complete. In addition, the information is based upon current Federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any participant may depend on his particular situation, each participant should consult his or her tax adviser as to the Federal, state, local and other tax consequences of the purchase or disposition of Common Stock acquired under the Stock Purchase Plan.

                                                                         ANNEX B

                             [ALEX. BROWN LET. HD]

                                          November 27, 1996

ElectroStar, Inc.
710 North 600 West
Logan, Utah 84321

Dear Sirs:

    ElectroStar, Inc. (the "Company"), Tyco International Ltd. ("Buyer") and T3 Acquisition Corp., a Florida Corporation and a wholly-owned subsidiary of Buyer (the "Merger Sub"), intend to enter into an Agreement and Plan of Merger dated as of November 27, 1996 (the "Agreement"). Pursuant to the Agreement, Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, $0.01 par value per share ("Common Stock"), of the Company at a price of $14.00 per share, net to the seller in cash. The Agreement also provides that following such tender offer, Merger Sub will be merged with and into the Company (the "Merger"), and that each share of Common Stock, other than shares of Common Stock owned directly or indirectly by Buyer or the Company, will be converted into the right to receive $14.00 in cash. You have requested our opinion as to whether the consideration to be received by the holders of Common Stock pursuant to the Agreement (the "Consideration") is fair, from a financial point of view, to such holders.

    Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We will receive a fee for rendering our opinion to the Board of Directors. We were also the co-manager in the Company's December 1995 initial public offering. Alex. Brown maintains a market in the Common Stock of the Company and regularly publishes research reports regarding the printed circuit board industry and the businesses and securities of the Company and other publicly owned companies in the printed circuit board industry. In the ordinary course of business, Alex. Brown may actively trade the securities of the Company for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company.

    In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning the Company and Buyer and certain internal analyses and other information furnished to us by the Company. We have also held discussions with the members of the senior management of the Company regarding the business and prospects of the Company. In addition, we have (i) reviewed the reported prices and trading activity for the common stock of the Company, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the terms of the Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

    We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of the Company, we have assumed that such information reflects the best currently available judgments and estimates of the management of the Company as to the likely future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

                             [ALEX. BROWN LET. HD.]

    In arriving at our opinion, we were not authorized to solicit on behalf of the Company, and did not solicit on behalf of the Company, interest from any party with respect to the acquisition of the Company or any of its assets, nor did we have discussions or negotiate with Buyer in connection with the Merger. We understand, however, that Trivest, Inc. on behalf of the Company, engaged in a process pursuant to which a number of potential buyers have been contacted regarding the potential sale of the Company.

    We have been retained by the Board of Directors of the Company as financial advisor solely for the purpose of rendering this opinion and accordingly, we have not been requested to and have not provided any other services in connection with the Merger.

    Our opinion expressed herein was prepared for the use of the Board of Directors of the Company and does not constitute a recommendation to the Company's stockholders as to how they should vote with respect to the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy statement distributed in connection with the Merger.

    Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Consideration is fair, from a financial point of view, to the Company's stockholders.

                                          Very truly yours,
                                          [Alex. Brown & Sons sig cut]
                                          ALEX. BROWN & SONS INCORPORATED

                                 EXHIBIT INDEX

 EXHIBIT                                                                                              SEQUENTIALLY
   NO.                                           DESCRIPTION                                         NUMBERED PAGE
---------  ----------------------------------------------------------------------------------------  --------------
(a)(1)     Offer to Purchase, dated December 5, 1996*

(a)(2)     Letter of Transmittal*

(a)(3)     Press release issued by the Company and Tyco on November 29, 1996

(a)(4)     Fairness Opinion of Alex. Brown dated November 27, 1996*

(a)(5)     Letter to Shareholders, dated December 5, 1996, from Kenton K. Alder, Chief Executive
             Officer and President of the Company*

(c)(1)     Agreement and Plan of Merger, dated as of November 27, 1996, among Tyco, the
             Purchaser and the Company

(c)(2)     Trivest Financial Advisory Agreement

(c)(3)     Form of Indemnification Agreement

(c)(4)     Article VI of the Company's Amended and Restated Articles of Incorporation

(c)(5)     Shareholder Agreement, dated November 27, 1996, among Tyco, the Purchaser and the
             Shareholders identified therein.
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*   Included in copies mailed to Shareholders.